EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Nine Months Ended
	September 30,
	2004	2003
Income before income taxes, cumulative effect of changes in accounting principles, equity in losses of unconsolidated entities and minority interests	$939	$791

Fixed charges deducted from income:
Interest expense	344	329
Implicit interest in rents	38	52

	382	381

Earnings available for fixed charges	$1,321	$1,172

Interest expense	$344	$329
Capitalized interest	16	16
Implicit interest in rents	38	52

Total fixed charges	$398	$397

Ratio of earnings to fixed charges	3.3 x	3.0 x